P.E. 2/1/02

02013439

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2002

London Electricity Group plc
(Exact name of registrant as specified in its charter)

Templar House
81-87 High Holborn
London WC1V 6NU
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

EXHIBIT INDEX

Bo Källstrand new Chairman and Vincent de Rivaz new Chief Executive of London Electricity Group

05 February 2002

EDF group is proposing Bo Källstrand as the new Chairman of London Electricity Group (LE Group) and Vincent de Rivaz as Chief Executive. The appointments are subject to confirmation at LE Group's next Board meeting.



Bo Källstand has already been appointed Director of EDF's Western Europe division. Background details about the two new appointees are attached.

In its announcement, EDF confirmed that LE Group will continue to play a significant part within EDF in future. It will work with other subsidiaries in identifying synergies across the EDF group. The group is committed to continuing to develop its businesses in the best interests of customers and their communities with a strong emphasis on sustainable development.

Bo Källstrand

EDF appointed Bo Källstrand Chairman of LE Group in February 2002 as part of his role as Director of EDF Western Europe.

Since 2000 Mr Källstrand was Senior Vice President, Head of International Division, EDF where he held responsibility for EDF's international development.

Between 1990 and 2000 Mr Källstrand served as President and CEO of Graningeverkens AB (publ) Graninge AB (publ), Sweden's 4th largest energy company.

During his time at Graninge, Mr Källstrand took on a variety of other posts, including: Chairman, Elforsk AB (Swedish Energy Companies Research Company); Deputy Chairman, Swedish Power Producers'

Association; Chairman of Nord Pool ASA Advisory Board and Board Member of Mid-Sweden University.

Prior to working for Graninge, Mr Källstrand had an international career, holding a variety of posts with ASEA in Sweden, Spain, France, and Brazil.

Mr Källstrand has an MSc in Mechanical Engineering and speaks seven languages including English.

He is 53, married with three children.

Vincent de Rivaz

In February 2002 Vincent de Rivaz was appointed Chief Executive of London Electricity Group.

Mr de Rivaz joined the EDF Finance Department in 1999 as Deputy Chief Financial Officer and in 2000 Mr de Rivaz became Head of Strategy and Finance with worldwide responsibility for the long-term financial strategy for EDF group.

Between 1995 and 1998 he worked as Deputy Head of EDF International Division, creating a new Projects Department which he managed. This enabled Mr de Rivaz to be involved in, among others, the acquisition of London Electricity in 1998.

Between 1985 and 1991 he has managed the Far East region placing EDF as a major international energy player in China, developing projects in the different areas of activity like nuclear, thermal and hydro generation and transmission.

A Hydroelectric Engineer, he joined EDF in 1977 in the External Engineering Centre which managed the construction of energy sites for international clients, being part of several initiatives in Cameroon, Guinea, Gabon and Guyana.

He is 48.

End

Contacts
Paul Taylor Group Head of Corporate Affairs
+44 (0) 20 7331 3223

Derek Salter Group Media Relations Manager +44 (0) 20 7331 3844

Vincent Burke Group Media Relations Executive +44 (0) 20 7331 3603

LONDON ELECTRICITY GROUP:

BO KÄLLSTRAND NOUVEAU PRESIDENT ET VINCENT DE RIVAZ NOUVEAU DIRECTEUR GENERAL

Le groupe EDF a proposé de nommer Bo Källstrand Président et Vincent de Rivaz Directeur Général de London Electricity Group (LE Group). Les nominations seront effectives dès le prochain Conseil d'Administration de la société.

Bo Källstrand a été désigné Directeur de la Branche Europe de l'Ouest à la suite de la nouvelle organisation du groupe EDF. A 53 ans il est Titulaire d'un Master of Sciences, Mechanical Engineering du Royal Institute of Technology de Stockholm. Il a poursuivi une carrière internationale en Espagne, au Brésil, et fut, de 1990 à 1999, PDG de Graninge en Suède.

Vincent de Rivaz, 48 ans, ingénieur hydraulicien, rejoint le centre d'ingénierie extérieure d'EDF en 1977. Il dirige durant 7 ans les activités d'EDF en Extrême Orient.

En 1992 Vincent de Rivaz est nommé directeur du centre national d'équipement hydraulique, puis rejoint la direction internationale en 1995 comme directeur des projets. A ce titre, il engage l'opération d'acquisition de London Electricity. En 1999, directeur des stratégies et opérations financières à la direction financière d'EDF, il prend en charge les opérations de financement et de trésorerie du Groupe.

A ce titre, il a conduit les émissions obligatoires de ces trois dernières années. Il a été l'artisan des opérations de titrisation et de vente du patrimoine immobilier. Il a mis en place le "cash pooling" de Groupe. Responsable de l'ingénierie financière du développement, il a œuvré sur les projets de croissance externe d'EDF des dernières années.

Avec 6400 salariés et un chiffre d'affaires prévisionnel 2002 de 4,7 milliards d'euros, LE Group occupe une place importante sur chacun des secteurs du marché britannique : 18% de la distribution, 6,2% du supply avec 3 millions de clients et 6,4% de la production avec 4 820 MW. Le groupe EDF réaffirme à cette occasion que London Electricity est un atout majeur dans sa stratégie qu'il entend développer en renforçant les synergies internes avec l'ensemble du groupe. Ce développement sera conduit avec le souci constant de la meilleure qualité de service au client dans le respect des valeurs du groupe fondées sur le dialogue social et le développement durable.

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EDF Group re-organisation: statement from LE Group

18 January 2002

Today's announcement by EDF Group about its new organisation sees London Electricity Group becoming part of a new EDF Western Europe, Mediterranean and Africa division, headed by Mr Bo Kallstrand. Mr Kallstrand was previously head of EDF Group's International division.

Bruno Lescoeur, LE Group's Chairman and Chief Executive, will be leaving London and has been promoted to a senior position within EDF France; he assumes responsibility for EDF's Generation & Trading activities. No decision has been made yet on Bruno's successor as LE Group's Chairman & Chief Executive.

Bruno Lescoeur said "Whilst I'm very pleased to have been asked to undertake such a significant role in EDF France, I will personally be sorry to leave London. We have achieved a great deal of success since I joined the company in January 1999, and there is still more to be done as we respond to the never-ending changes and opportunities within the UK market. My departure from London does not alter in any way EDF's long-term commitment to LE Group and its strategy for the UK."

END

Contact:
Derek Salter Group Media Relations Manager 020 7331 3844
Vincent Burke Group Media Relations Executive 020 7331 3603



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London Electricity Group completes purchase of TXU's Electricity Distribution Business

18 January 2002

London Electricity Group (LE Group) today (18 January) confirmed that it had completed the purchase of TXU's electricity distribution business and TXU's 50% interest in utility network operator, 24seven. The acquisition was announced on 19 November 2001 and has now completed the necessary regulatory and approval processes.



LE Group has renamed the network business EPN. It will operate alongside LE Group's existing electricity distribution business LPN (London Power Networks). EPN will be managed from its existing offices in Ipswich. EPN and LPN will both report to the Managing Director of LE Group's Electricity Networks Group, Kevin Morton.

EPN's electricity distribution network is the largest in the UK covering a 20,000 sq km network from North London across Eastern England to The Wash serving some 3.3 million customers. It involves 90,000 km of overhead wire and underground cables and includes over 62,000 electricity transformers. LE Group already owned 50% of 24seven which was established in April 2000 as an innovative joint venture between LE Group and TXU to manage utility networks on behalf of the owners of the infrastructure.

London Electricity Group's Chairman and Chief Executive, Bruno Lescoeur welcomed EPN to LE Group. He said: "We are delighted to have completed this acquisition and look forward to serving the 3.3 million electricity users across the EPN network. In London we already own the most secure electricity network in the UK. Our commitment is to use the expertise we have in our electricity distribution subsidiaries – LPN and EPN and in 24seven – to set the standards which provide all of our users with the most efficient and reliable networks nationwide."

The day-to-day management of the electricity network will remain unchanged and continue to be run by 24seven. The TXU employees working for the electricity distribution business have now transferred to LE Group.

END

Contacts

Derek Salter Group Media Relations Manager 020 7331 3844
Vincent Burke Group Media Relations Executive 020 7331 3603
www.epnetworks.co.uk

Notes to Editors:

- London Electricity Group (LE Group) is one of the UK's major energy companies. It is responsible for London's and Eastern England's electricity distribution networks – together they serve over 5 million homes and businesses; it supplies energy to around 3 million customers nationwide; it owns and manages private electricity distribution networks such as those at London's major airports; and owns electricity power stations in Lincolnshire and Nottinghamshire. Overall the group employs around 4,000 staff with major centres in London, Sunderland, Bristol, Exeter and Plymouth. London Electricity Group is an EDF company.
www.le-group.co.uk

- The Networks Group comprises the two electricity companies, LPN and EPN; the private electricity business, London Electricity Services (LES); and the newly formed telecommunications infrastructure company, 51°.

- LE Group's London Power Networks (LPN) subsidiary owns the public electricity distribution network for London. This involves almost 30,000km of underground cables and around 14,000 substations in an area of 665sq km. Customers linked to the network include Government offices; the financial and commercial centres of the City and London Docklands; the entertainment and

shopping centres of the West End as well as homes, hospitals, and schools. The power requirements of the City and Docklands are some of the most concentrated in the world. 24seven is contracted to LPN to develop and manage this network.
www.lpnet.co.uk

•

? 24seven operates and maintains 119,000 km of overhead lines and underground cables and 45,000 sub-stations in London and across Eastern England and East Anglia. It is a £300m turnover company - the UK's first specialist utility network management services provider. It was set up as a joint venture between London Electricity and TXU in April 2000 to run networks in the water, gas and electricity sectors in the UK and Western Europe. Towards the end of 2001 it announced plans to expand into Germany, following the signing of a Memorandum of Understanding with Stadtwerke Kiel to a form a joint venture. The JV company intends providing multi-utility network management services to the city of Kiel. 24seven is now wholly owned by LE Group.
www.24sevennet.co.uk

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TXU Sells UK Distribution Business To London Electricity Group London

19 November 2001

TXU announces the sale of its UK distribution business and its 50 per cent interest in 24seven to London Electricity Group (LE Group) for £560 million and the assumption of £750 million of debt.

TXU's distribution business is the largest in the UK and consists of the assets and wires that deliver electricity through a 90,000 km network in East Anglia and south-east England. 24seven - an innovative JV between TXU and LE Group - operates and maintains the networks for both companies.

TXU's Chief Operating Officer, Europe, Paul Marsh said with the recent legal separation of the retail business from the distribution business in the UK, the lower returns of the distribution business, and our strategic focus on the global merchant energy business (generation, trading and retail), now was the right time to sell the business and recycle capital.

TXU reinforced that there would be no changes for its electricity and gas customers in the UK (c.5.5million). "We will continue to focus on delivering extraordinary service to 'TXU Energi' and 'Staywarm' customers who will not be affected by this transaction.

"Following the sale to London Electricity Group, I expect continued improvements in reliability and quality customer service from both the distribution business and 24seven under new ownership."

Paul Marsh said TXU had been in discussions with a number of potential buyers, but it was the speed of agreement that expedited the final negotiations with LE Group.

Paul Marsh congratulated the employees from the



distribution business and 24seven for their efforts in establishing the efficiency frontier for distribution businesses in the UK. "Their ongoing commitment to the business has been instrumental in its growth and its recognition as an innovative and industry-leading business."

TXU is one of the largest electricity and gas businesses in the UK, it remains a major generator through ownership and contracts, and is one of the top energy traders in the country.

The sale of the distribution business provides a number of significant benefits for TXU, including increased management focus on the merchant energy business and enhanced growth prospects in Europe. It also reduces debt levels and improves interest coverage, strengthening TXU's financial position through £1.3 billion of debt reduction.

As a result of the sale, TXU has confirmed from Standard and Poors and Moody's bond rating agencies that TXU Europe's current ratings of BBB+/Baa1, respectively, are affirmed.

For London Electricity Group the purchase is part of its objective to grow into one of the UK's leading energy companies. It has extensive expertise in managing both public and private electricity distribution networks. It owns London's public electricity network and private networks such as those at London's three main airports (Heathrow, Gatwick and Stansted). It is currently constructing the electricity infrastructure for the Channel Tunnel Rail Link between London and the South Coast of England.

London Electricity Group's Chairman and Chief Executive, Bruno Lescoeur said: "In London, we have a long and successful history in managing the most challenging electricity distribution network in the country - which is consistently rated as the most reliable in the UK. We are delighted to have reached this agreement and look forward to serving the 3.3 million electricity users in Eastern England as well. Our commitment is to use our expertise to provide them with an efficient and reliable network which ranks as one of the best in the UK."

Chairman and chief executive of TXU Erle Nye said

this was a highly significant and strategic move for TXU's European operations and for the company as a whole. "We have achieved a very good value for this business which allows us to focus on the higher growth and return potential in the merchant energy business. With this transaction, TXU will have more than three-fourths of our business coming from the global merchant energy business. Combined with a stable dividend and a proven ability to deliver value, this continues to demonstrate the value of this company."

The transaction will have no significant effect on TXU's 2001 earnings. The transaction requires approval from the European Commission and certain Bond holders.

Mike McNally, TXU's chief financial officer said that this transaction further strengthens TXU's financial position with the reduction of more than £1.3 billion of debt. "With total disposals of over $5 billion over the last two years, we are well positioned to reduce net debt to total capacity to approximately 55 per cent by early next year. This transaction, along with growth in the merchant energy business, will provide greater returns on invested capital. With the sale of this business, 2002 earnings expectations will be reduced by approximately 39 cents per common share. Growth from the merchant energy business will replace that decrease within three years. We are now comfortable with earnings estimates in a range of $4.35 to $4.45 for 2002."

There will be no compulsory job losses as a result of today's announcement. There are 31 TXU employees in the UK distribution business and 2500 in 24seven in total.

TXU will host a teleconference and address analyst questions regarding this transaction at 9:00am Central (10:00 a.m. Eastern, 3:00 p.m. London) today at 800-309-0343 (International 706-634-7057) - conference ID 2450747. The teleconference will be broadcast live on the TXU web site at www.txu.com for any parties who wish to listen and a replay will be available on the web site approximately two hours after the teleconference is completed.

In a separate announcement today, TXU has also announced the sale of its 2000 MW West Burton power station to London Electricity Group for £366 million. In addition, London Electricity Group will assume responsibility for the completion of the installation of flue gas desulphurisation plant at the site already underway and reimburse TXU around £60 million for costs to date.

TXU also issued an announcement to Bond holders via the UK Stock Exchange.

For more information, please contact:

TXU

Elizabeth McClymont-Mortensen UK +44 (0) 207 879 8287

Carol Peters USA +1 214 812 5924 cpeters@txu.com

London Electricity Group

Paul Taylor Head of Corporate Affairs 020 7331 3223

Derek Salter Group Media Relations Manager 020 7331 3844

Investor Relations:

David Anderson USA +001 214/812-4641 danderson@txu.com

Tim Hogan USA +001 214/812-2756 thogan@txu.com

Notes to editors

TXU is a global leader in electric and natural gas services, merchant trading, energy marketing, telecommunications, energy delivery and other energy-related services. TXU is one of the largest energy companies in the world with more than $28 billion of annual revenue and $43 billion of assets. TXU is one of the largest generators of electricity in the world and sells over 330 million megawatt hours of electricity and 2.8 trillion cubic feet of natural gas annually. TXU delivers or sells energy to 11 million customers primarily in the US, Europe and Australia. Visit www.txu.com for more information about TXU.

TXU was advised by Schroder Salomon Smith Barney on the transaction.

London Electricity Group

London Electricity Group is one of the UK's major energy companies. It is responsible for London's electricity distribution network; it supplies energy to around 3 million customers nation-wide; it owns and manages private electricity distribution networks such as those at London's major airports; and owns electricity power stations in Lincolnshire and Nottinghamshire. Overall the group employs around 4,000 staff with major centres in London, Sunderland, Bristol, Exeter and Plymouth. London Electricity Group is an EDF company.

London Power Networks

London Electricity Group's subsidiary London Power Networks (LPN) owns the public electricity distribution network for London. This involves almost 30,000km of underground cables and around 14,000 substations in an area of 665sq km. Customers linked to the network include Government offices; the financial and commercial centres of the City and London Docklands; the entertainment and shopping centres of the West End as well as homes, hospitals, and schools. The power requirements of the City and Docklands are some of the most concentrated in the world. 24seven is contracted to LPN to develop and manage this network.

24Seven

24seven operates and manages the electricity network in London and Eastern England.

It operates and maintains 119,000 km of overhead lines and underground cables and 45,000 sub-stations. 24seven is a £300m turnover company, the UK's first specialist utility network management services provider. It was set up as a joint venture between London Electricity and TXU in April 2000 to run networks in the water, gas and electricity sectors in the UK and Western Europe. It recently announced plans to expand into Germany, following the signing of a Memorandum of Understanding with Stadtwerke Kiel to a form a joint venture. The JV company intends providing multi-utility network management services to the city of Kiel. On completion of the acquisition, 24seven will become a wholly-owned subsidiary of London Electricity Group.

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London Electricity Group acquires 2,000 MW West Burton power station from TXU

19 November 2001

TXU has today agreed to sell its 2,000 MW, coal-fired West Burton power station, near Retford, Nottinghamshire, to London Electricity Group for £366 million. The transaction is subject to EC approval.

Through this transaction, TXU has further restructured its UK generation portfolio and brought the total raised through its disposal programme to around £1.5bn, substantially exceeding its £1bn debt reduction target. This achievement has allowed TXU to pay down more debt and be in an excellent position to support further growth opportunities in Europe thorough recycling capital.

Bruno Lescoeur, Chairman and Chief Executive of London Electricity Group welcomed the purchase. He said: "We are delighted to have reached this agreement which should see West Burton added to our generation business. London Electricity Group believes that a successful energy company in the UK needs to have a balanced presence throughout the energy chain. The completion of the purchase will provide the group with a valuable and flexible addition to its generation portfolio, complementing one of our existing power stations - Cottam - which is just ten miles away."

Commenting on the transaction, Paul Marsh, TXU's Chief Operating Officer - Europe, said:
"This is an excellent deal for both sides and, I believe, for the employees at the station. For TXU, it sees the balance sheet being further strengthened with the proceeds of our disposal programme now totalling around £1.5bn.

"The UK market is very important to us and we now have an excellent position with around 5.5 million



customer accounts, a strong electricity generation portfolio and a leading gas and electricity trading presence. We will now focus on continuing our history of outstanding earnings growth by further strengthening our business in the UK market and accelerating our already rapid growth in the rest of Europe.

"Together with today's announcement on the disposal of our regulated East Anglian electricity network, we now have a superb base from which to focus on our merchant energy business."

All TXU employees at the stations will join London Electricity Group following the completion of formal consultation and there will be no job losses as a result of today's announcement.

London Electricity Group will assume responsibility for the completion of the installation of flue gas desulphurisation plant at the site already underway and reimburse TXU around £60 million for costs to date. The transaction also includes a long-term contract for TXU to supply the station with coal.

Today's announcement follows TXU's disposal of its 1000 MW Rugeley coal-fired power station to International Power in June 2001 and 705 MW of gas-fired plant to Centrica in August 2001.

For more information, please contact:

TXU

Christian Judge UK +44 (0)1473 55 3403 christian.judge@txu-europe.com

Carol Peters USA +1 214 812 5924 cpeters@txu.com

London Electricity Group

Paul Taylor Head of Corporate Affairs 020 7331 3223

Derek Salter Group Media Relations Manager 020 7331 3844

Investor Relations:

David Anderson USA +001 214/812-4641 danderson@txu.com

Tim Hogan USA +001 214/812-2756
thogan@txu.com

Notes to editors

West Burton Power Station

West Burton Power Station comprises two 483 MW and two 503 MW rated generating sets. In addition, the plant is currently being fitted with a flue gas desulphurisation (FGD) system which will serve all four units.

The UK Government has set targets to significantly reduce Sulphur Dioxide
emissions. FGD is a process which reduces these emissions, caused from burning coal, by around 90%. This installation will ensure that the power plant maintains the option to buy British coal which has a relatively high sulphur content.

TXU's remaining UK merchant generation portfolio comprises:

Drakelow - Coal - 999 MW
Ironbridge - Coal - 970 MW
High Marnham - Coal - 945 MW

TXU also has interests in three large-scale CHP plants and a number of renewables developments. TXU's combined UK generating capacity is around 3,500MW.

TXU

TXU is a global leader in electric and natural gas services, merchant trading, energy marketing, telecommunications, energy delivery and other energy-related services. TXU is one of the largest energy companies in the world with $28 billion of annual revenue and $43 billion of assets. TXU is one of the largest generators of electricity in the world and sells over 330 million megawatt hours of electricity and 2.8 trillion cubic feet of natural gas annually. TXU delivers or sells energy to 11 million customers primarily in the US, Europe and Australia. Visit www.txu.com for more information about TXU.

London Electricity Group

London Electricity Group is one of the UK's major energy companies. It is responsible for London's electricity distribution network; it supplies energy to around 3 million customers nation-wide; it owns and manages private electricity distribution networks such as those at London's major airports; and owns electricity power stations in Lincolnshire and Nottinghamshire. Overall the group employs around 4,000 staff with major centres in London, Sunderland, Bristol, Exeter and Plymouth. London Electricity Group is an EDF company.

London Power Company

London Power Company is part of London Electricity Group. It owns Cottam Power station in Nottinghamshire and Sutton Bridge Power station in Lincolnshire; it has a stake in Barking Power in Essex; and manages and develops Combined Heat and Power operations at Heathrow Airport, Imperial College in London, and the Barkantine Estate on the Isle of Dogs. It is also involved in developing an offshore windfarm in the North Sea off Cromer in Norfolk. The details of current generation interests are as follows:

- 100% ownership of Cottam, 2000MW coal-fired plant
- 100% ownership of Sutton Bridge, 790MW CCGT station
- 13.5% stake in 1000MW Barking CCGT station
- 50% stake in Thames Valley Power, a 12MW combined heat and power station at Heathrow.
- The management of a CHP plant in Imperial College London
- 100% ownership of Barkantine Heat and Power - a community CHP unit on the Isle of Dogs in East London.

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New business organisation and senior appointments for London Electricity

19 February 2001

London Electricity today announced details of a business re-organisation and confirmed appointments to its Board and its Executive Management team. The changes have been made in response to the Utilities Act's requirements of business separation within the electricity industry as well as the recent acquisition of the 2000MW coal-fired Cottam Power Station, a major addition to London Electricity's generation portfolio.



The main points to note are:

- The creation of "London Electricity Group plc", the company owning all of LE's retail, distribution and generation activities; to be known as "LE Group".
- The appointment of Bernard Cottrant to the Board of the LE Group; Bernard is Group Technology & Service Director for the LE Group, joining the company in January 1999 from Electricité de France.
- With immediate effect, the LE Group's Executive Board Members will be Bruno Lescoeur (Chairman & Chief Executive), Gerald Wingrove (Group Finance Director), Paul Cuttill (Group Corporate Services Director) and Bernard Cottrant (Group Technology & Service Director).
- The establishment of London Power Company (LPC) to manage the Group's generation interests, including Cottam and Sutton Bridge Power, the 798MW gas-fired power station in Lincolnshire. Angus Norman has been appointed Managing Director of LPC; Angus was previously Director of London Electricity Services.
- Martin Wenban (previously Commercial

Director) is appointed Managing Director of LE's retail supply business. The retail business, operating through the London Electricity and SWEB brands, has nearly 3 million electricity and gas customers in the UK. Managing Director of LE/SWEB's customer service operations, including Virgin Energy, is Derek Lickorish.

- Kevin Morton is appointed Managing Director of London Power Networks and London Electricity Services, the Group's public and private network distribution businesses. Kevin was previously Director of Public Networks.
- John Morris is appointed Managing Director of ECS Metering & Data Services, the LE Group's combined meter reading and meter operations business. John was previously Director of Metering.
- Ian Beament, Managing Director of London Electricity since January 1999 and a member of the Board since 1994, retired on 31 December 2000. Ian has been appointed a non-executive member of the LE Group's Board. Ian retired after 38 years in the electricity industry.

Commenting on these changes, Bruno Lescoeur, Chairman & Chief Executive of the London Electricity Group, said: "These developments are designed to ensure the appropriate degree of corporate governance and compliance whilst providing the right opportunities for the LE Group and its subsidiary operations to grow in a very competitive energy market. We are creating a truly national company, part of an international group, that has the expertise to deliver the highest level of service and range of energy solutions to new and existing customers."

Notes:

1. London Electricity Group is a wholly owned subsidiary of Electricité de France. It was purchased from the US energy company, Entergy, in January 1999 for £1.3bn.
2. London Electricity purchased SWEB's supply business in September 1999 for £160m, acquired Sutton Bridge Power Station in March 2000 for £146m and Cottam Power Station in November 2000 for £398m.
3. The Group employs more than 3,500 people in

the UK, with principal offices in London, Sunderland, Bristol, Exeter and Plymouth.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LONDON ELECTRICITY GROUP PLC

Date: February 6, 2002

By______________________
Name: Robert Ian Higson
Title: Company Secretary

88004392.01